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                          August 5, 2021

       Tom Daniells
       Senior Vice President, General Counsel
       Indus Realty Trust, Inc.
       641 Lexington Avenue
       New York, NY 10022

                                                        Re: Indus Realty Trust,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 30, 2021
                                                            File No. 333-258328

       Dear Mr. Daniells:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Melanie
Singh at (202) 551-4074 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Lewis W. Kneib